Mail Stop 0510

      March 23, 2005

Via U.S. mail and facsimile

Mr.  H. O. Woltz III
President and Chief Executive Officer, Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

	RE:	Form 10-K/A#1 for the fiscal year ended October 2, 2004
			File No. 1-9929

Dear Mr. Woltz:

		We have reviewed this filing and your response letter dated
March 18, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A#1 FOR THE YEAR ENDED OCTOBER 2, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure.

Management`s Discussion and Analysis
Liquidity and Capital Resources
Financial Covenants, page 18

2. We note your response to comment 2 in your letter dated March
18,
2005. EBITDA is an accepted non-GAAP measure with a commonly accepted definition. Your calculation of EBITDA is not consistent with this commonly accepted definition. Please retitle your calculation and follow the guidance set forth in Question 10 of our
"Frequently Asked Questions Regarding the Use of Non-GAAP
Financial
Measures," which is available on our website.

Financial Statements
Note 12 - Business Segment Information, page 39

3. We note your response to comment 6 in your letter dated March
18,
2005. The business units appear to have different gross margins. Therefore, based upon the information you have provided us, it is not clear that the two business units have similar economic characteristics as contemplated by paragraph 17 of SFAS 131. Paragraph 17 of SFAS 131 precludes aggregation of operating segments with dissimilar economic characteristics. In this regard, please provide the proper disclosures by segment as explained in paragraphs
25 to 28 of SFAS 131.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr.  H. O. Woltz III
March 23, 2005
Page 2 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE